Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
For Nine Months Ended December 31, 2006

Pre-Tax Net Income

12/31/2006	(4,013,667)

Adjustments

Fixed Charges:

Amortization of Interest	906,512
Interest Expense	420,201
Dividends Accrued	683,163
Interest on Rent	2,009,876

Adjusted NI	(2,003,791)

Ratio	(1.00)